Exhibit 12.1

Gastar Exploration Ltd.

Computation of Ratio of Earnings to Fixed Charges

	For the Years Ended December 31,
	2007	2006	2005	2004	2003
	(in thousands)
Earnings:
Net loss	$(30,540)	$(84,839)	$(25,692)	$(12,776)	$(4,947)
Add back: Fixed charges, shown below	30,011	16,052	15,482	3,265	2,568
Add back: Amortization of capitalized interest	5	—	—	—	—
Subtract: capitalized interest	(1,857)	—	—	—	—

Loss, as adjusted	$(2,381)	$(68,787)	$(10,210)	$(9,511)	$(2,379)

Fixed Charges:
Interest expensed and capitalized	$9,844	$11,339	$10,456	$957	$1,204
Amortization of financing costs	4,235	4,260	3,449	2,291	1,363
Early extinguishment of debt	15,684	—	1,356	—	—
Estimated interest portion of rentals charged to expense	248	453	221	17	1

Fixed charges	$30,011	$16,052	$15,482	$3,265	$2,568

Deficiency to fixed charges	$(32,392)	$(84,839)	$(25,692)	$(12,776)	$(4,947)
Ratio of earnings to fixed charges	—	—	—	—	—